Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Circular, as amended, of Planet Wealth, Inc. on Form 1-A of our report dated August 17, 2023 (which report expresses an unqualified opinion and includes an explanatory paragraph related to Planet Wealth, Inc.’s ability to continue as a going concern) relating to our audit of the financial statements of Planet Wealth, Inc. as of February 28, 2023 and February 28, 2022 and for the years then ended, which report appears in the Offering Circular, and to the reference to us under the heading “Experts” in such Offering Circular.

/s/ Prager Metis CPAs LLC

Hackensack, New Jersey

March 14, 2024